SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

REVERSE STOCK SPLIT OF UNIBANCO AND UNIBANCO HOLDINGS

Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings S.A. (“Unibanco Holdings”), as stated in the Shareholders Notice of July 26th, 2004, hereby communicate that after today’s market close, Friday, 27th of August, the reverse stock split of Unibanco and Unibanco Holdings common stock and preferred stock issued, including the Units, will take place. The Units are certificates of deposit, each one representing 1 (one) preferred share of Unibanco and 1 (one) preferred class “B” share of Unibanco Holdings.

Starting next Monday, August 30th, the Units and the shares issued by Unibanco and Unibanco Holdings will be quoted at the São Paulo Stock Exchange on a per share basis and will be negotiated in lots of 100 shares.

As of Monday, also, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 (five) Units, instead of 500 (five hundred) Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The remaining fraction stock of the reverse stock split will be sold in an auction at the São Paulo Stock Exchange on September 17th, 2004. The amounts resulting from the sale of stocks in the auction will be made available to stockholders according to the Shareholders Notice mentioned above.

Once the reverse stock split described herein has been completed, amendments to the Unibanco and Unibanco Holdings bylaws, designed to reflect the new number of shares, will be submitted to the approval of the Shareholders’ Meeting to be held after the reverse stock split.

São Paulo, August 27th, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 27, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.